
MERISTAR
SPITALITY CORPORATION
003 ANNUAL REPORT
04027831
P.E. 12-31-03
PROCESSED
APR 30 2004
THOMSON FINANCIAL



MERISTAR HAS REPOSITIONED ITS PORTFOLIO THROUGH ASSET SALES, RETAINING A HIGH-QUALITY, WELL-LOCATED PORTFOLIO OF HOTELS WITH HIGHER GROWTH AND PROFIT POTENTIAL. MERISTAR IS APPLYING SOPHISTICATED ASSET MANAGEMENT TECHNIQUES TO MAXIMIZE OPERATING PERFORMANCE AND RETURNS DURING THE INDUSTRY RECOVERY.

The hotel industry has just completed the third year of the longest, most difficult operating period in modern lodging history. Despite an unprecedented series of events and economic weakness, we made significant progress in 2003 to prepare our company to successfully participate in an anticipated industry rebound. We reshaped our hotel portfolio through asset sales, strengthened our balance sheet by eliminating near-term maturities and increasing liquidity, and recycled capital from the sales of a number of non-strategic properties into debt reduction and a comprehensive renovation program designed to elevate our properties to a new level of performance. I am optimistic that the hotel industry is poised for a meaningful recovery.

We will be well positioned to realize superior returns throughout the industry recovery. We have high quality assets that will be in optimal condition upon completion of our renovation program, which will allow us to maximize operating performance. Our company strategy is built around owning and maintaining one of the highest quality portfolios in the industry, and we will seek to elevate the portfolio further with acquisitions of first-class, full-service hotels in major urban markets or resort destinations. We are committed to continued financial improvement through debt reduction and by recycling capital into higher yielding investments. All of our investment decisions including debt repayment, investing in our core assets, and acquiring hotels are made to maximize shareholder value.



PAUL W. WHETSELL

Chairman and Chief Executive Officer
MeriStar Hospitality Corporation

2003 RECAP

In 2003, MeriStar took a number of aggressive steps to deal with the challenges we faced and to position us for the anticipated industry recovery:

1 ***We reshaped our portfolio and sold 15 hotels:*** We took a long, hard look at our hotel portfolio and initiated a program to sell non-core assets and focus on those properties we felt were in the strongest markets and had the greatest upside potential. We sold 15 hotels for total gross proceeds of $128 million in 2003, and to date in 2004, we have sold an additional 10 hotels for $71 million. We have nine hotels remaining in our disposition program and expect to substantially complete the program in the second quarter of 2004. Thereafter, we expect to continually review our portfolio with a goal of recycling capital out of lower yielding investments into higher yielding opportunities.

2 ***We improved our capital structure:*** We reduced our net debt by $235 million, refinanced our 2004 maturity and reduced the outstanding balance on our next maturity, senior subordinated notes due in 2007, by $122 million to $83 million as of year-end. Subsequent to year-end, we have paid down an additional $38 million of our senior subordinated notes, and we expect to retire the balance of $45 million this year, leaving us with no significant maturities until 2008. In 2003, we also closed on a new three-year $50 million senior secured revolving credit facility. As of December 31, 2003, we had $273 million of cash and $50 million available on our new credit facility. In 2004, we will continue to pay down debt and improve our credit statistics. Clearly, the way to significantly improve our leverage and interest coverage is through strong operating performance, which will be our primary focus in 2004.

3 ***We implemented an innovative new program to accelerate refurbishment of our core assets and reduce costs:*** During 2003, we invested approximately $36 million in hotel renovations and upgrades. We will dramatically ramp up our renovation program in the next two years, with plans to invest an estimated $125 million in 2004. We have implemented a unique, streamlined design and purchasing program, called Velocity®, that we believe will reduce our















THE VELOCITY PROGRAM IMPLEMENTED BY MERISTAR IS ELEVATING ITS HIGH-QUALITY PORTFOLIO TO A NEW PRODUCT LEVEL. THIS INNOVATIVE RENOVATION PROGRAM WILL RESULT IN SAVINGS OF AT LEAST 15 PERCENT AND DRAMATICALLY SHORTEN THE DELIVERY AND INSTALLATION TIME OF FURNITURE AND FIXTURES, MINIMIZING THE TIME ROOMS ARE OUT OF SERVICE.

guest room renovation costs by at least 15 percent and speed up the delivery and installation time of furniture, fixtures and equipment by more than 50 percent, minimizing the time guest rooms are out of service. A substantial portion of the capital expenditures will drive incremental returns and provide superior operating performance going forward.

4 ***We continued to closely asset manage our properties and monitor costs:*** By being proactive owners, we made a positive impact on our hotels' operations through aggressive asset management strategies. Since the beginning of 2003, we have added focused in-house capabilities in design and construction, engineering and revenue management, and we entered into a comprehensive energy management program with one of the nation's leading energy management firms.

2004 OUTLOOK

As we enter 2004, there are a number of signs that an industry recovery is at hand—advanced group bookings are up, the leisure travel market remains firm, business travel demand is beginning to rebound, and some expenses, like general liability and property insurance are moderating. MeriStar is positioning to take full advantage of what appears to be a meaningful recovery:

- We currently have $230 million of cash, $50 million available on our revolving credit facility, and anticipate an additional $65 million to $75 million in asset disposition proceeds. These funds will be used to pay down debt, fund our renovation program, and make selective acquisitions.
- We are aggressively moving ahead with our renovation program to upgrade our core hotels, with plans to invest $125 million in 2004. We anticipate generating returns on investments for a substantial portion of the capital expenditure projects. We currently have 52 projects under way and five in the late planning stages. We expect to complete 10 brand conversions, with four slated to occur in the first half of 2004. By adjusting our brand affiliation to more appropriately suit our target customer, we can increase room rates or achieve a more beneficial cost structure, which will enable us to achieve superior returns.
- We will continue to closely asset manage our properties as part of our primary focus of improving their operating performance. We have added a revenue management function to our asset management group that will work closely with our operators to ensure we are achieving maximum rate and occupancy potential. We will continue to closely monitor energy costs through our new energy management program, and we expect to realize savings through competitive pricing for our electric and natural gas spending throughout our portfolio.
- We expect to conclude our disposition program in 2004 and are looking to begin selectively acquiring larger, meeting-oriented hotels, with strong brand affiliations that are strategically located in large urban markets or destination resorts. The acquisition market is very competitive, and we will be patient as we seek to acquire assets. We currently have a number of deals in our pipeline, but we are not pressured to make acquisitions if the investment returns do not meet our requirements.
- So far this year, we have repurchased $110 million of debt and we plan to continue paying down our debt in 2004. We anticipate eliminating our next significant debt maturity due in 2007, and we will continue to seek opportunities to improve our balance sheet in 2004.

As we close the book on 2003 and what is hopefully the last of three tough years for the lodging business, we are encouraged to see signs that the industry is turning the corner, with positive implications for 2004 and beyond. The hotel business is on the upswing, and we clearly have reason for optimism. We have successfully weathered the downturn and are taking steps to make the most of the recovery. We appreciate your continued support.

Sincerely,

PAUL W. WHETSELL
Chairman and Chief Executive Officer
March 29, 2004

WITH $125 MILLION OF CAPITAL EXPENDITURES PLANNED FOR 2004, MERISTAR'S HOTEL PORTFOLIO WILL BE IN OPTIMAL CONDITION TO PRODUCE SUPERIOR RETURNS THROUGHOUT THE INDUSTRY RECOVERY.

FINANCIAL STATEMENTS AND FOOTNOTES

INDEPENDENT AUDITORS' REPORT

The Board of Directors
MeriStar Hospitality Corporation:

We have audited the accompanying consolidated balance sheets of MeriStar Hospitality Corporation and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MeriStar Hospitality Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* in 2002 and SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections* in 2003.

KPMG LLP

McLean, VA
February 12, 2004, except as to note 17,
which is as of March 8, 2004

CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2003 AND 2002

(Dollars and shares in thousands, except per share amounts)	**2003**	**2002**
ASSETS		
Property and equipment	$2,481,752	$2,895,055
Accumulated depreciation	(446,032)	(445,324)
	2,035,720	2,449,731
Assets held for sale	51,169	110,206
Restricted cash	42,523	20,365
Investment in affiliate	15,000	40,000
Note receivable from Interstate Hotels & Resorts	—	42,052
Prepaid expenses and other assets	47,934	44,942
Accounts receivable, net of allowance for doubtful accounts of $2,040 and $848	64,709	56,828
Cash and cash equivalents	230,884	33,896
	$2,487,939	$2,798,020
LIABILITIES AND STOCKHOLDERS' EQUITY		
Long-term debt	$1,638,028	$1,654,102
Accounts payable and accrued expenses	83,458	114,109
Accrued interest	46,813	49,898
Due to Interstate Hotels & Resorts	16,411	10,500
Other liabilities	11,831	18,013
Total liabilities	1,796,541	1,846,622
Minority interests	37,785	73,112
STOCKHOLDERS' EQUITY:		
Common stock, par value $0.01 per share Authorized – 100,000 shares, Issued – 69,135 and 49,555 shares	691	495
Additional paid-in capital	1,338,959	1,192,387
Accumulated deficit	(642,094)	(230,870)
Accumulated other comprehensive loss	(977)	(7,052)
Common stock held in treasury – 2,345 and 4,324 shares	(42,966)	(76,674)
Total stockholders' equity	653,613	878,286
	$2,487,939	$2,798,020

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Dollars in thousands, except per share amounts)	2003	2002	2001
Revenue:			
Hotel operations:			
Rooms	$ 539,084	$ 559,634	$ 606,956
Food and beverage	222,608	223,411	231,662
Other hotel operations	68,332	66,755	72,781
Office rental, parking and other revenue	13,810	15,893	15,865
Participating lease revenue	—	—	2,057
Total revenue	843,834	865,693	929,321
Hotel operating expenses:			
Rooms	137,804	135,285	145,012
Food and beverage	161,749	158,201	165,244
Other hotel operating expenses	41,089	37,928	38,382
Office rental, parking and other expenses	2,784	3,004	2,805
Other operating expenses:			
General and administrative	147,924	148,019	145,201
Property operating costs	129,270	127,017	133,906
Depreciation and amortization	105,451	109,196	101,162
Property taxes, insurance and other	67,162	59,186	66,043
Loss on asset impairments	163,390	6,925	2,278
Impairment of investment in affiliate	25,000	—	—
Write-down of note receivable with Interstate Hotels & Resorts	—	14,517	—
Swap termination costs	—	—	9,297
Write-down of investment in STS Hotel Net	—	—	2,112
FelCor merger costs	—	—	5,817
Costs to terminate leases with Prime Hospitality Corporation	—	—	1,315
Operating expenses	981,623	799,278	818,574
Operating (loss) income	(137,789)	66,415	110,747
Gain on early extinguishments of debt	4,085	—	—
Change in fair value of non-hedging derivatives, net of swap payments	—	(4,446)	—
Loss on fair value of non-hedging derivatives	—	(4,735)	(6,666)
Loss on sale of assets	—	—	(2,176)
Minority interest income, net	17,877	10,574	2,958
Interest expense, net	(141,443)	(136,880)	(122,655)
Loss before income taxes and discontinued operations	(257,270)	(69,072)	(17,792)
Income tax benefit	3,293	1,398	557
Loss from continuing operations	(253,977)	(67,674)	(17,235)
Discontinued operations:			
Loss from discontinued operations before income tax benefit	(135,798)	(94,342)	(26,249)
Income tax benefit	911	768	722
Loss from discontinued operations	(134,887)	(93,574)	(25,527)
Net loss	$(388,864)	$(161,248)	$ (42,762)
LOSS PER SHARE:			
Basic and Diluted:			
Loss from continuing operations	$ (5.00)	$ (1.51)	$ (0.40)
Loss from discontinued operations	(2.65)	(2.08)	(0.57)
Net loss per basic and diluted share	$ (7.65)	$ (3.59)	$ (0.97)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Dollars and shares in thousands)	Common Stock – Issued Shares	Common Stock – Issued Amount	Common Stock – Treasury Shares	Common Stock – Treasury Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE, JANUARY 1, 2001	48,463	$485	(4,083)	$(72,354)	$1,169,668	$ 42,837	$ (6,081)	$1,134,555
Comprehensive loss:								
Net loss	—	—	—	—	—	(42,762)	—	(42,762)
Foreign currency translation adjustment	—	—	—	—	—	—	(1,176)	(1,176)
Derivative instruments transition adjustment	—	—	—	—	—	—	(2,842)	(2,842)
Change in valuation of hedging derivative instruments	—	—	—	—	—	—	(2,404)	(2,404)
Comprehensive loss								(49,184)
Options exercised	48	—	—	—	847	—	—	847
Forfeiture of restricted stock	—	—	—	—	(28)	—	—	(28)
Amortization of unearned stock-based compensation	—	—	—	—	2,263	—	—	2,263
Shares repurchased	—	—	(154)	(3,002)	—	—	—	(3,002)
Redemption of OP Units	250	2	—	—	5,426	—	—	5,428
Dividends declared	—	—	—	—	—	(68,316)	—	(68,316)
BALANCE, DECEMBER 31, 2001	48,761	487	(4,237)	(75,356)	1,178,176	(68,241)	(12,503)	1,022,563
Comprehensive loss:								
Net loss	—	—	—	—	—	(161,248)	—	(161,248)
Foreign currency translation adjustment	—	—	—	—	—	—	205	205
Change in valuation of hedging derivative instruments	—	—	—	—	—	—	511	511
Reclassification of loss on derivatives due to repayment of hedged debt	—	—	—	—	—	—	4,735	4,735
Comprehensive loss								(155,797)
Options exercised	192	2	—	—	3,151	—	—	3,153
Conversion of POPs to common stock	188	2	—	—	2,913	—	—	2,915
Amortization of unearned stock-based compensation	—	—	—	—	1,649	—	—	1,649
Shares repurchased	—	—	(87)	(1,318)	—	—	—	(1,318)
Redemption of OP Units	414	4	—	—	6,498	—	—	6,502
Dividends declared	—	—	—	—	—	(1,381)	—	(1,381)
BALANCE, DECEMBER 31, 2002	49,555	495	(4,324)	(76,674)	1,192,387	(230,870)	(7,052)	878,286
Comprehensive loss:								
Net loss	—	—	—	—	—	(388,864)	—	(388,864)
Foreign currency translation adjustment	—	—	—	—	—	—	6,075	6,075
Comprehensive loss								(382,789)
Issuances of common stock	13,800	138	—	—	95,070	—	—	95,208
Issuance of restricted stock	232	2	—	—	1,151	—	—	1,153
Debt for equity exchanges	4,613	46	2,056	34,084	26,308	(22,360)	—	38,078
Conversion of POPs to common stock	50	1	—	—	920	—	—	921
Amortization of unearned stock-based compensation	—	—	—	—	1,349	—	—	1,349
Stock option expense	—	—	—	—	22	—	—	22
Shares repurchased	—	—	(77)	(376)	—	—	—	(376)
Redemption of OP Units	885	9	—	—	21,752	—	—	21,761
BALANCE, DECEMBER 31, 2003	69,135	$691	(2,345)	$(42,966)	$1,338,959	$(642,094)	$ (977)	$ 653,613

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Dollars in thousands)	2003	2002	2001
OPERATING ACTIVITIES:			
Net loss	$(388,864)	$(161,248)	$ (42,762)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES:			
Depreciation and amortization	114,581	126,602	120,502
Loss on asset impairments	320,037	78,732	43,582
Loss on sale of assets, before tax effect	2,356	21,197	2,176
Gain on early extinguishments of debt	(4,085)	—	—
Loss on fair value of non-hedging derivatives	—	4,735	6,666
Write-down of note receivable with Interstate Hotels & Resorts	—	14,517	—
Write-down of investment in STS Hotel Net	—	—	2,112
Minority interests	(17,877)	(10,574)	(2,958)
Amortization of unearned stock-based compensation	2,544	4,543	2,263
Change in value of interest rate swaps	(3,977)	(7,612)	—
Deferred income taxes	(5,199)	(2,316)	(1,779)
Changes in operating assets and liabilities:			
Accounts receivable	(7,881)	(9,650)	2,855
Prepaid expenses and other assets	(345)	(3,401)	(2,039)
Due from/to Interstate Hotels & Resorts	5,911	6,757	13,344
Accounts payable, accrued expenses, accrued interest and other liabilities	(34,337)	(4,384)	3,205
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(17,136)	57,898	147,167
INVESTING ACTIVITIES:			
Capital expenditures for property and equipment	(36,190)	(47,347)	(44,476)
Proceeds from sales of assets	127,885	60,650	10,400
Purchases of marketable securities	18,040	—	—
Sales of marketable securities	(18,040)	—	—
Hotel operating cash received in lease conversions	—	—	3,257
Net payments from (advances to) Interstate Hotels & Resorts	42,052	(7,500)	(36,000)
(Increase) decrease in restricted cash	(22,158)	939	(1,386)
Costs associated with disposition program and other, net	(6,821)	(2,476)	(719)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	104,768	4,266	(68,924)
FINANCING ACTIVITIES:			
Principal payments on long-term debt	(245,711)	(352,466)	(871,467)
Proceeds from issuance of long-term debt	271,000	305,258	933,250
Deferred financing fees	(10,532)	(4,806)	(18,927)
Proceeds from common stock issuances	95,358	—	—
Proceeds from option exercises	—	3,153	847
Dividends paid to stockholders	—	(1,846)	(89,470)
Distributions to minority investors	(565)	(1,214)	(8,069)
Purchase of limited partnership unit	(65)	—	—
Purchases of OP units	—	—	(1,513)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	109,485	(51,921)	(55,349)
Effect of exchange rate changes on cash and cash equivalents	(129)	205	304
Net increase in cash and cash equivalents	196,988	10,448	23,198
Cash and cash equivalents, beginning of year	33,896	23,448	250
CASH AND CASH EQUIVALENTS, END OF YEAR	$230,884	$ 33,896	$ 23,448

	2003	2002	2001
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid for interest and income taxes:			
Interest, net of capitalized interest	$144,856	$132,977	$105,732
Income taxes	2,131	827	698
Non-cash investing and financing activities:			
Senior subordinated debt redeemed in exchange for common stock	$ 38,078	$ —	$ —
Redemption of OP units	21,761	6,502	5,428
Issuance of POPs	—	2,894	1,243
POPs converted to common stock	921	2,915	—
Issuance of restricted stock	1,153	—	—
WE RECEIVED THE FOLLOWING OPERATING ASSETS AND ASSUMED THE FOLLOWING LIABILITIES IN CONNECTION WITH OUR LEASE CONVERSION IN 2001:			
Accounts receivable			$ 47,200
Prepaid expense and other			13,500
Furniture and fixtures, net of accumulated depreciation of $163			152
Investment in affiliates, net			1,629
Total operating assets received			$ 62,481
Accounts payable and accrued expenses			$ 65,706
Long-term debt			32
Total liabilities assumed			$ 65,738

See accompanying notes to the consolidated financial statements.

1. ORGANIZATION

MeriStar Hospitality Corporation is a real estate investment trust, or REIT. We own a portfolio of primarily upscale, full-service hotels and resorts in the United States and one in Canada. Our portfolio is diversified geographically as well as by franchise and brand affiliations. As of December 31, 2003, we owned 92 hotels with 24,733 rooms, all of which were leased by our taxable subsidiaries and managed by Interstate Hotels & Resorts, Inc. ("Interstate Hotels"). We have sold nine hotels with 2,197 rooms since January 1, 2004. Ten of the remaining 83 hotels are currently planned for disposition.

On January 1, 2001, changes to the federal tax laws governing REITs, commonly known as the REIT Modernization Act, or RMA, became effective. As permitted by the RMA, we formed a number of wholly-owned taxable subsidiaries to lease our real property. The RMA prohibits our taxable subsidiaries from engaging in the following activities:

- Managing the properties they lease (our taxable subsidiaries must enter into an "arm's-length" management agreement with an independent third-party manager actively involved in the trade or business of hotel management and manages properties on behalf of other owners);
- Leasing a property that contains gambling operations; and
- Owning a brand or franchise.

Our taxable subsidiaries are parties to management agreements with a subsidiary of Interstate Hotels to manage all of our hotels. Under these management agreements, the taxable subsidiaries pay a management fee for each property to a subsidiary of Interstate Hotels. The taxable subsidiaries in turn make rental payments to our subsidiary operating partnership under the participating leases. Under the management agreements, the base management fee is 2.5% of total hotel revenue, plus incentive payments based on meeting performance thresholds that could total up to an additional 1.5% of total hotel revenue. All of the agreements expire in 2010 and have three renewal periods of five years each at the option of Interstate Hotels, subject to some exceptions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. Our consolidated financial statements include the accounts of all wholly-owned and majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. In December 2003, the Financial Accounting Standards Board (FASB) revised its Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities," previously issued in January 2003, to eliminate from its scope entities that are deemed to be a business (as defined in the interpretation) unless they meet certain conditions therein specified. The application of this revised interpretation had no effect on our results of operations or financial condition as we do not have an interest in any such variable interest entity.

Use of Estimates. Preparing financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from these estimates.

Property and Equipment. We record our property and equipment at cost or at fair value at the time of contribution for contributed property. We use the straight-line method for depreciation. We depreciate the majority of our buildings and improvements over a life of 40 years. We depreciate furniture, fixtures and equipment over lives ranging from five to seven years. For the years ended December 31, 2003, 2002 and 2001, we capitalized interest of $3.1 million, $4 million, and $6.1 million, respectively.

Held for Sale Properties. We classify the properties we are actively marketing as held for sale once all of the following conditions are met:

- Our board has approved the sale,
- We have a fully executed agreement with a qualified buyer which provides for no significant outstanding or continuing obligations with the property after sale and
- We have a significant non-refundable deposit.

We carry properties held for sale at the lower of their carrying values or estimated fair values less costs to sell. We cease depreciation at the time the asset is classified as held for sale. If material to our total portfolio, we segregate the assets and liabilities relating to our held for sale properties on our consolidated balance sheet.

Intangible Assets. Intangible assets consist primarily of deferred financing fees. We amortize these deferred fees on a straight-line basis (which approximates the interest method) over the lives of the related borrowings.

Cash Equivalents and Restricted Cash. We classify investments with original maturities of three months or less as cash equivalents. Our cash equivalents include investments in debt securities, including commercial paper, overnight repurchase agreements and money market funds. Restricted cash represents amounts held in escrow in accordance with the requirements of certain of our credit facilities.

Revenue Recognition. Our revenues are derived from the operations of our hospitality properties, including room, food and beverage revenues. We recognize hotel operational revenues as hotel services are delivered. We also derive revenues from the leases of office, retail and parking rentals, whereby we generally recognize the revenue on a straight-line basis over the terms of the respective leases.

Impairment or Disposal of Long-Lived Assets. We adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," on January 1, 2002. SFAS No. 144 requires the current and prior period operating results of any asset that has been classified as held for sale or has been disposed of on or after January 1, 2002 and where we have no continuing involvement to be recorded as discontinued operations. Any gains or losses on final disposition are also included in discontinued operations.

The provisions of SFAS No. 144 also require that whenever events or changes in circumstances indicate that the carrying value of a long-lived asset may be impaired that an analysis be performed to determine the recoverability of the asset's carrying value. We make estimates of the undiscounted cash flows from the expected future operations or potential sale of the asset. If the analysis indicates that the carrying value is not recoverable from these estimates of cash flows, we write down the asset to estimated fair value and recognize an impairment loss. Any impairment losses we recognize on assets held for use are recorded as operating expenses. We record any impairment losses on assets held for sale as a component of discontinued operations.

Accounting for Costs Associated with Exit or Disposal Activities. We adopted the provisions of SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," on January 1, 2003. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Our strategy includes the disposition of certain hotel assets, all of which are managed under agreements that typically require payments to Interstate Hotels as a result of termination. Any such liability will be recognized at the time the asset disposition is complete and a termination notice is provided to Interstate Hotels. At that time, the recognition of the termination obligation will be included in the calculation of the final gain or loss on sale. For further discussion of potential termination obligations, see "Asset Dispositions" included in Item 7 of this Annual Report on Form 10-K.

Gains and Losses From Extinguishments of Debt. We adopted the provisions of SFAS No. 145, "Rescission of FASB Statements No. 4, No. 44 and No. 64, Amendment of SFAS No. 13, and Technical Corrections," on January 1, 2003. The rescission of SFAS No. 4 and No. 64 requires that all gains and losses from extinguishments of debt be classified as extraordinary only if the gains and losses are from unusual or infrequent transactions. It also requires prior period gains or losses that are not from unusual and infrequent transactions to be reclassified. See Note 6 for details on the early extinguishment of substantially all of our 4.75% convertible notes and a significant portion of our 8.75% senior subordinated notes during the year ended December 31, 2003.

Stock-Based Compensation. We adopted the recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, on January 1, 2003 for new stock options issued under our compensation programs. As permitted by SFAS No. 148, we elected to apply the provisions prospectively, which includes recognizing compensation expense for only those stock options issued in 2003 and after. During the year ended December 31, 2003, we granted 235,000 stock options to employees which vest ratably over three years. Compensation costs related to these stock options are included in general and administrative expenses on the accompanying consolidated statement of operations. We apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for our stock options issued under our compensation programs prior to January 1, 2003. As we granted these stock options at fair market value, no compensation cost has been recognized. For our other equity-based compensation plans, we recognize compensation expense over the vesting period based on the fair market value of the award at the date of grant.

Pro forma information regarding net loss and loss per share is required by SFAS No. 123, and has been determined as if we had accounted for our employee stock options under the fair value method. We estimated the fair value for these options at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002	2001
Risk-free interest rate	2.1%	2.1%	3.6%
Dividend rate	—	—	$1.525
Volatility factor	0.04	0.04	0.57
Weighted average expected life	4.12 years	3.77 years	3.10 years

Had compensation cost been determined based on fair value at the grant date for awards granted prior to our adoption of the fair value method, our net loss and per share amounts would have been adjusted to the pro forma amounts indicated as follows:

	Year Ended December 31,		
(In thousands, except per share amounts)	2003	2002	2001
Net loss, as reported	$(388,864)	$(161,248)	$(42,762)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effect	3,077	4,692	4,434
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(3,603)	(5,528)	(9,098)
Net loss, pro forma	$(389,390)	$(162,084)	$(47,426)
Loss per share:			
Basic and diluted, as reported	$ (7.65)	$ (3.59)	$ (0.97)
Basic and diluted, pro forma	$ (7.66)	$ (3.61)	$ (1.08)
Weighted average fair value of options granted	$ 0.23	$ 0.72	$ 6.59

These pro forma compensation costs may not be representative of the actual effects on reported net loss and loss per share in future years.

Income Taxes. We account for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the tax consequences on future years of differences between the tax and financial reporting bases of assets and liabilities. As a REIT, we are not subject to federal income taxes, provided that we comply with various requirements necessary to maintain REIT status. We are subject to state and local taxes in certain jurisdictions.

Foreign Currency Translation. We sold three of our four Canadian hotels in December 2003. We maintained the results of operations for our Canadian hotels in Canadian dollars and translated those results to U.S. dollars using the average exchange rates for each period. We translated assets and liabilities using the exchange rate in effect at the balance sheet date. We reflected any resulting translation adjustments in accumulated other comprehensive loss.

Accounting for Guarantees. FASB FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34, became effective on January 1, 2003. The interpretation requires recognition of liabilities at their fair value for newly-issued guarantees. We have no guarantees which require recognition under the provisions of this interpretation.

Derivative Instruments and Hedging Activities. Our interest rate risk management objective is to limit the effect of interest rate changes on earnings and cash flows. While all of our outstanding debt is currently fixed rate, we look to manage interest rates through the use of a combination of fixed and variable rate debt. We only enter into derivative or interest rate transactions for cash flow hedging purposes. We recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income based on whether the derivative has been designated as a hedge. SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" became effective on July 1, 2003. The statement clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying derivative, and amends certain other provisions. This statement applies to any freestanding financial derivative instruments entered into or modified after June 30, 2003. This standard did not affect our results of operations or financial condition as we have not entered into any freestanding financial derivative instruments since June 30, 2003.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" in May 2003. The provisions of the statement require many instruments which were previously classified as equity to now be classified as a liability (or an asset in some circumstances), including: mandatorily redeemable instruments, instruments with repurchase obligations and instruments with obligations to issue a variable number of shares. The statement applied immediately to any such financial instrument entered into or modified after May 31, 2003, and to all other instruments on July 1, 2003. We have not entered into or modified any financial instruments within the scope of this standard subsequent to May 31, 2003, nor do we have any existing financial instruments that fall within the scope of SFAS No. 150.

Classification. We have reclassified certain prior year amounts to conform to the current year presentation.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31,	
(In thousands)	**2003**	**2002**
Land	$ 238,772	$ 277,642
Buildings and improvements	1,930,155	2,250,703
Furniture, fixtures and equipment	284,602	331,899
Construction-in-progress	28,223	34,811
	$2,481,752	$2,895,055

For the years ended December 31, 2003 and 2002, we capitalized interest of $3.1 million and $4.0 million, respectively.

In late 2002, due to the decision to market non-core assets as a part of our program to dispose of assets that do not fit our long-term strategy and changes in economic conditions, we performed an analysis to determine the recoverability of each of our hotel properties. Assets we have identified as "non-core" typically have one or more of the following characteristics: secondary market locations, secondary brand affiliations, higher than average future capital expenditure requirements, limited future growth potential, or an over-weighted market location.

We recognized an impairment loss in 2002 on certain non-core assets we were then actively marketing. Late in the first quarter of 2003, we expanded our asset disposition program to include a total of 16 non-core assets and recognized an impairment loss of $56.7 million as a result of the change in our expected holding period for these assets.

During the second quarter of 2003, we made the determination to dispose of an additional 19 non-core assets, and due to the market interest in certain of our other hotel assets, we decided to add an additional six assets to our disposition program. Due to this change in our expected holding period for these assets, we recognized an additional impairment loss of $208 million related to the contemplated disposition of these 41 assets during the second quarter of 2003.

During the third quarter of 2003, we made the determination to dispose of one additional asset and retain one of our assets previously included in our disposition program. We also changed our expected holding period for another asset and revised our estimated sales prices on certain other assets included in our disposition program and recognized an additional impairment loss of $21 million.

During the fourth quarter of 2003, we made the determination to retain eight of our assets previously included in our disposition program, and revised our estimated sales prices on certain other assets. We recognized an additional impairment loss of $9.4 million.

The impairment charges are based on our estimates of the fair value of the properties included in our disposition program. These estimates require us to make assumptions about the sales prices that we expect to realize for each property as well as the timing of a potential sale. In making these estimates, we consider the operating results of the assets, the market for comparable properties, and quotes from brokers, among other information. In nearly all cases, our estimates have reflected the results of an extensive marketing effort and negotiations with prospective buyers. Actual results could differ materially from these estimates.

4. ASSETS HELD FOR SALE

Seven of the 19 properties included in our disposition program met our criteria for held for sale classification as of December 31, 2003. The other assets included in our asset disposition program did not meet the probability criteria as prescribed by SFAS No. 144 to classify as held for sale. See Note 17 for sales activity subsequent to year end.

Assets held for sale consisted of the following. Prior year balances have been reclassified to conform to the current year presentation:

	December 31,	
(In thousands)	**2003**	**2002**
Land	$ 5,061	$ 10,969
Buildings and improvements	43,391	101,066
Furniture, fixtures and equipment	2,759	12,642
Construction-in-progress	1,114	1,177
	52,325	125,854
Accumulated depreciation	(1,156)	(15,648)
	$51,169	$110,206

5. INVESTMENT IN AFFILIATE

In 1999, we invested $40 million in MeriStar Investment Partners, L.P. ("MIP"), a joint venture established to acquire upscale, full-service hotels. Our cost-basis investment is in the form of a partnership interest, in which we earn a 16% cumulative preferred return. While the return on this investment is preferred and cumulative, the underlying investment ranks equally with the investments of the other investors in MIP. We recognize the return quarterly as it becomes due to us. As of December 31, 2003, cumulative preferred returns of $19.6 million were due from MIP. We reserved a portion of this balance during 2003, and have included the net $18.2 million in accounts receivable on the accompanying consolidated balance sheet. We expect that any cumulative unpaid preferred returns will be paid in the future from excess cash flow above our current return and from potential partnership hotel disposition proceeds in excess of debt allocated to individual assets. Given the current economic environment, we do not expect MIP's operations to provide adequate cash flow in the near term for significant payment of our current returns or repayments of our cumulative unpaid preferred returns. We evaluate the collectibility of our preferred return based on our preference to distributions and the underlying value of the hotel properties.

While we believe that our current and cumulative returns continue to be fully collectible, the current value of our underlying investment has declined due to the continued decline in MIP's cash flow, particularly driven by results in four of its hotel markets. While we believe that the cash flow, and thus the value of our investment in MIP, will be recoverable over time, we expect that any such recovery will take a number of years to achieve. The accounting rules for cost basis investments require that declines in value that are other than temporary be recognized currently. Since the decline in the value of our underlying investment in MIP is other than temporary, we recognized an impairment loss of $25 million during the fourth quarter of 2003.

6. LONG-TERM DEBT

Long-term debt consisted of the following:

(In thousands)	December 31, 2003	2002
Senior unsecured notes	$ 950,000	$ 950,000
Secured facility, due 2009	309,035	314,626
Secured facility, due 2013	100,765	—
Convertible subordinated notes	173,705	154,300
Senior subordinated notes	83,438	205,000
Mortgage and other debt	27,011	38,030
Unamortized issue discount	(5,926)	(7,854)
	$1,638,028	$1,654,102

Aggregate future maturities as of December 31, 2003 were as follows:

(In thousands)	
2004	$ 13,164
2005	10,268
2006	11,125
2007	94,822
2008	310,255
Thereafter	1,198,394
	$1,638,028

As of December 31, 2003, all of our debt bore fixed rates of interest. Our overall weighted average interest rate was 8.9%. Based on market prices at December 31, 2003, the fair value of our long-term debt was $1.73 billion.

Credit facility. On December 23, 2003, we entered into a new three-year $50 million senior credit facility, secured by six of our hotels, and terminated our previous credit facility. In connection with this termination, we wrote off approximately $0.5 million in unamortized deferred financing fees. The write off is included in depreciation and amortization on the accompanying consolidated statement of operation. The facility carries an annual interest rate of the London Interbank Offered Rate, or LIBOR, plus 450 basis points. As of December 31, 2003, we had no outstanding borrowings under this facility. We incurred approximately $2.7 million in debt issuance costs related to the facility.

Our new $50 million senior credit facility contains financial and other restrictive covenants. Our ability to borrow under this facility is subject to financial covenants, including leverage, fixed charge coverage and interest coverage ratios and minimum net worth requirements. Our compliance with these covenants in future periods will depend substantially upon the financial results of our hotels. The agreement governing our new senior credit facility limits our ability to effect mergers, asset sales and change of control events and limits the payments of dividends other than those required for us to maintain our status as a REIT and our ability to incur additional secured and total indebtedness.

Senior unsecured notes. In February 2002, we issued $200 million aggregate principal amount of 9.125% senior unsecured notes due 2011. In December 2001, we issued $250 million aggregate principal amount of 10.5% senior notes due June 2009. In January 2001, we issued $300 million aggregate principal amount of 9.0% senior notes due 2008 and $200 million of 9.125% senior notes due 2011. The net proceeds from the sales of these notes were used to repay amounts outstanding under a previous credit facility. See Note 17 for repurchase activity subsequent to year end.

The total $950 million notes are unsecured obligations of certain subsidiaries of ours, and we guarantee payment of principal and interest on the notes. These notes contain various restrictive incurrence covenants, limiting our ability to initiate or transact certain business activities if specific financial thresholds are not achieved. One of those thresholds is having a 2 to 1 proforma fixed charge coverage ratio (as defined in the indentures, fixed charges only include interest on debt obligations and preferred equity) in order to enter into certain types of transactions. As of December 31, 2003, our fixed charge coverage ratio was below 2 to 1, and therefore we were not permitted generally to enter into certain transactions, including the repurchase of our stock, the issuance of any preferred stock, the payment of dividends, the incurrence of any additional debt, or the repayment of outstanding debt before it comes due, except as noted below.

There are certain exceptions with respect to the incurrence of additional debt and early repayment of debt features in the indentures. We have the ability to incur up to $250 million of secured financing within restricted subsidiaries, subject to meeting other maintenance tests under the indentures. We also have a general carve-out to incur $50 million of unspecified borrowings within a restricted subsidiary. Additionally, we are permitted to repay subordinated debt prior to its maturity from the proceeds of an equal or junior financing with a longer term than the debt refinanced, an equity offering, or a financing within an unrestricted subsidiary.

Secured facilities. On September 26, 2003, as permitted by the indentures to our senior unsecured notes and senior subordinated notes, we completed a $101 million commercial mortgage-backed securities financing, secured by a portfolio of four hotels. The loan carries a fixed annual interest rate of 6.88% and matures in 2013. We incurred approximately $1.2 million in debt issuance costs related to the facility. The proceeds will be used to repay debt carrying higher interest rates, or to fund capital expenditures or acquisitions to the extent that higher interest rate debt cannot be acquired at attractive prices.

We completed a $330 million non-recourse financing secured by a portfolio of 19 hotels in 1999. The loan bears a fixed annual interest rate of 8.01% and matures in 2009. The secured facility contains standard provisions that require the servicer to maintain in escrow cash balances for certain items such as property taxes and insurance. In addition, the facility contains a provision that requires our mortgage servicer to retain in escrow the excess cash from the encumbered hotels after payment of debt service ("Excess Cash"), if net hotel operating income ("NOI") for the trailing twelve months declines below $57 million. This provision was triggered in October 2002 and will be effective until the hotels generate the minimum cash flow required for two consecutive quarters, at which time the cash being held in escrow will be released to us. Approximately $27.2 million of cash was held in escrow under this provision as of December 31, 2003. In July 2003, we signed an amendment to the loan agreement that permits the release of cash placed in escrow for all capital expenditures incurred on the 19 encumbered properties on or after April 1, 2003. Although the servicer will continue to retain in escrow any excess cash from the encumbered hotels, they will release cash for all capital expenditures we have incurred from April 1, 2003 through the date of the amendment and future capital expenditures we incur on the 19 properties. Escrowed funds totaling approximately $18.4 million were available to fund capital expenditures under this provision as of December 31, 2003.

Convertible subordinated notes. On July 1, 2003, we completed an offering of $170 million aggregate principal amount of 9.5% convertible subordinated notes due 2010. These notes are convertible into our common stock at any time prior to or at maturity, April 1, 2010 at a conversion price of $10.18 per share (equal to a conversion rate of 98.2318 shares per $1,000 principal amount of notes). We incurred approximately $6.5 million in debt issuance costs related to the issuance.

The proceeds from the new issuance were used to repurchase $150.6 million of our $154.3 million 4.75% convertible notes due 2004, at varying prices, resulting in an aggregate discount of approximately $1.4 million. We recognized this gain and wrote off approximately $0.6 million of deferred financing costs related to the repurchase during the third quarter of 2003. The write off is included in depreciation and amortization expense on the accompanying consolidated statements of operations. These convertible notes are convertible into our common stock at a rate of 23.2558 shares per $1,000 in principal amount, which equals approximately $43.00 per share. The remaining proceeds from the issuance were also used to repurchase a portion of our senior subordinated notes, which are described in more detail below.

Senior subordinated notes. The notes are unsecured obligations due in 2007, and provide for semi-annual payments of interest each February 15 and August 15 at an annual rate of 8.75%. The related indenture contains various restrictive covenants, which are similar to those in our senior unsecured notes.

A portion of the proceeds from the July 2003 issuance of 9.5% convertible notes discussed above were used to repurchase $22.6 million principal amount of our senior subordinated notes, at varying prices, resulting in an aggregate discount of approximately $1.5 million. We also repurchased a further $59.8 million of these notes, at varying prices, resulting in an aggregate loss of approximately $0.3 million. In connection with the repurchases of these notes, we wrote off deferred financing costs totaling $1.0 million. Also during 2003, we exchanged $39.2 million of these notes for 6,669,506 shares of our common stock, resulting in a gain of $1.5 million. In connection with the exchanges, we wrote off deferred financing costs totaling $0.5 million. See Note 17 for further redemption activity subsequent to year end.

Mortgage and other debt. In connection with the merger between CapStar Hotel Company and American General Hospitality Corporation in 1998, we assumed mortgage debt secured by seven hotels. We repaid two of the mortgages in 2003 totaling $8.5 million, two of the mortgages in 2002 totaling $11.9 million, and one of the mortgages in 2001 totaling $4.0 million. The remaining two mortgages mature in 2011 and 2012 with interest rates of 8.8% and 9.0%, respectively.

Derivatives. We had three swap agreements that did not qualify for treatment as cash-flow hedges under SFAS No. 133, expire since September 30, 2002, one in December 2002, one in April 2003 and one in July 2003. As of December 31, 2003, we had no outstanding derivative instruments.

During the year ended December 31, 2003, we recognized $4.0 million of income related to the decrease in fair value of the liability recorded for the interest rate swap in place in that time period. For the year ended December 31, 2003, we made cash payments on this swap of $4.0 million. The change in fair value and the swap payments are netted together on our statement of operations, resulting in no effect.

During the year ended December 31, 2002, we recognized $7.6 million of income related to the decrease in fair value of the liability recorded for the interest rate swaps in place in that time period. For the year ended December 31, 2002, we made cash payments on those swaps of $12.1 million. The change in fair value and the swap payments are netted together on our statement of operations. During the year ended December 31, 2002, we also recognized a $4.7 million loss on the fair value of derivatives no longer providing a hedge due to the repayment of the hedged debt.

For the year ended December 31, 2001, we made cash payments on our swaps of $6.3 million. We also recognized a $6.6 million loss on the fair value of derivatives no longer providing a hedge due to the repayment of the hedged debt.

7. INCOME TAXES

When the RMA became effective on January 1, 2001, we formed taxable subsidiaries to lease certain of our properties. These subsidiaries are subject to taxation similar to subchapter C-corporations. The income of these taxable subsidiaries is subject to federal and state income taxes. In addition, the REIT is also subject to income taxes in certain state and local jurisdictions.

Our income taxes were allocated as follows:

(In thousands)	2003	2002	2001
Tax benefit on loss from continuing operations	$(3,293)	$(1,398)	$ (557)
Tax benefit on loss from discontinued operations	(911)	(768)	(722)
Total income tax benefit	$(4,204)	$(2,166)	$(1,279)

Our effective income tax rate differs from the federal statutory income tax rate as follows:

	2003	2002	2001
Statutory tax rate	35.0%	35.0%	35.0%
Effect of REIT dividends paid deduction	(35.0)	(35.0)	(34.3)
State and local taxes	1.1	1.2	1.8
Difference in effective rate on foreign subsidiaries	—	0.1	0.2
	1.1%	1.3%	2.7%

The components of income tax (benefit) expense were as follows as of December 31:

(In thousands)	2003	2002	2001
CURRENT:			
State	$ 495	$ 150	$ 400
Foreign	500	—	100
	995	150	500
DEFERRED:			
Federal	—	337	(337)
State	(5,419)	(2,543)	(1,332)
Foreign	220	(110)	(110)
	(5,199)	(2,316)	(1,779)
	$(4,204)	$(2,166)	$(1,279)

The tax effects of the principal temporary differences that give rise to our net deferred tax liability were as follows:

	December 31,	
(In thousands)	2003	2002
Basis difference in property and equipment	$ 3,895	$6,701
Amortization	(584)	(672)
Accrued expenses	566	467
Net operating loss carryforwards	(2,603)	—
Other	242	219
Net deferred tax liability	$ 1,516	$6,715

For state income tax purposes, the aggregate net operating loss (NOL) carryforward, prior to apportionment, for the REIT was $130.8 million and $38.2 million as of December 31, 2003 and 2002, respectively. The net operating loss for any jurisdiction, state or local, is subject to the laws of that jurisdiction and may differ from the aggregate NOL carryforward noted above for reasons other than apportionment. Such differences in NOL characteristics may arise from, but are not limited to, carry over period limitations and asset recovery methods that are different from the federal income tax rules. We have recorded a deferred tax asset relating to the NOL carryovers for states where we are subject to corporate-level tax, based on our ability to use the losses against future income and as an offset to our net deferred tax liability relating to such state taxes.

The most significant component of our deferred tax liability continues to be the basis difference in our fixed assets. At the time of the merger between CapStar Hotel Company and American General Hospitality Corporation in 1998, we established a new basis for the acquired assets and assumed liabilities based on their fair values at the time of the merger. We established a net deferred income tax liability for the estimated future state and local income tax effect for differences between the accounting and tax bases of these assets and liabilities. As of December 31, 2003, this component of the deferred tax liability was $3.9 million.

REITs are subject to federal income taxes in certain instances involving the disposition of hotel assets. For a period of 10 years, beginning with the first year the corporation elected REIT status, if the REIT disposes of an asset that had appreciated in value at the time of the REIT election, a corporate-level income tax may be incurred. The amount of income subject to this corporate-level tax is limited to the amount of built-in-gain established at the time of our initial REIT election. As a result of our asset disposition program, certain assets that were subject to the built-in-gains tax were disposed of during 2003 and 2002. The disposition of these assets resulted in a net built-in-loss of $11.3 million. This built-in-loss is available to offset any income from future sales of assets that are subject to the built-in-gains tax. We do not anticipate our future dispositions to result in the recognition of a net built-in-gain. As a result, we have recorded a full valuation allowance against the built-in-loss carryover.

For federal income tax purposes, the NOL carryforward for our taxable subsidiaries was $63.7 million and $25.6 million as of December 31, 2003 and 2002, respectively. Based on our projections of the taxable subsidiaries' ability to utilize the NOL carryforward, we have recorded a valuation allowance to reduce the carrying value of the NOL carryforward deferred tax asset to zero at both December 31, 2003 and 2002.

8. STOCKHOLDERS' EQUITY AND MINORITY INTERESTS

Common Stock Transactions. We are authorized to issue up to 100,000,000 shares of our preferred stock, par value $0.01 per share, from time to time with such rights, preferences and priorities as the Board of Directors shall designate. We have not issued any preferred stock.

In September 2003, we issued 13,800,000 shares of common stock at a price of $7.20 per share ($95.3 million of net proceeds) pursuant to our effective shelf registration statement filed under the Securities Act of 1933.

During 2003, we issued 6,669,506 shares of common stock in exchange for $39.2 million of our senior subordinated notes (see Note 6). We reissued 2,056,210 shares held in treasury in connection with these exchanges. See Note 17 for exchange activity subsequent to year end.

We issued 50,000 shares of common stock to a former executive officer and director in connection with the formal separation of management functions with Interstate Hotels during the first quarter of 2003. This former executive officer and director also relinquished 50,000 Profits-Only OP Units (POPs) in the first quarter in connection with the separation.

We issued 380,000, and 48,000 shares of common stock with a value of $6.1 million and $0.8 million, respectively, related to the exercise of stock options, the conversion of POPs into common stock and dividend reinvestments during the years ended December 31, 2002, and 2001.

Restricted Stock Transactions. In 2003, we issued 231,721 shares of restricted stock to employees pursuant to employment agreements, with an aggregate value of $1.2 million.

OP Units. Substantially all of our assets are held indirectly by and operated through MeriStar Hospitality Operating Partnership, L.P., our subsidiary operating partnership, (Commission file number 333-63768). Our operating partnership's partnership agreement provides for five classes of partnership interests: Common OP Units, Class B OP Units, Class C OP Units, Class D OP Units and POPs.

Common OP Unit holders converted 885,000, 414,000 and 250,000 of their OP Units, with a value of $21.8 million, $6.5 million and $5.4 million, respectively, into common stock during the years ended December 31, 2003, 2002, and 2001, respectively. There were no material conversions for cash during the years ended December 31, 2003, 2002, and 2001.

In May 2002, we issued 162,500 POPs to an executive officer pursuant to an employment agreement. If all of the vesting criteria for the POPs were met, then each POP would have a value equivalent to the value of one share of our stock, which for this issuance totaled $2.9 million.

Dividends. We did not declare or pay any dividends in 2003.

On March 30, 2002, June 26, 2002, and September 25, 2002, we declared our first, second, and third quarter dividends for 2002, respectively, equivalent to an annual rate of $0.03 per share of common stock and Common OP Unit. We did not declare a dividend in the fourth quarter. The amount of the dividend for each quarter was $0.01 per share. The dividends were paid on April 30, 2002, July 31, 2002, and October 31, 2002.

On March 21, 2001, June 28, 2001, September 18, 2001, and December 17, 2001, we declared our first, second, third and fourth quarter dividends for 2001, respectively, equivalent to an annual rate of $1.525 per share of common stock and Common OP Unit. The amount of the dividend for each of the first three quarters was $0.505 per share and $0.01 per share for the fourth quarter. The dividends were paid on April 30, 2001, July 31, 2001, October 12, 2001, and January 31, 2002.

9. LOSS PER SHARE

The following table presents the computation of basic and diluted loss per share:

(In thousands, except per share amounts)	Year Ended December 31, 2003	2002	2001
Basic and Diluted Loss Per Share:			
Loss from continuing operations	$(253,977)	$(67,674)	$(17,235)
Dividends paid on unvested restricted stock	—	(4)	(502)
Loss available to common stockholders	(253,977)	(67,678)	(17,737)
Weighted average number of basic and diluted shares of common stock outstanding	50,807	44,931	44,507
Basic and diluted loss per share from continuing operations	$ (5.00)	$ (1.51)	$ (0.40)

For the years ended December 31, 2003, 2002 and 2001, 15,078, 9,525 and 9,225 shares, respectively, consisting of stock options, operating partnership units and assumed conversion of our outstanding convertible notes, were excluded from the calculation of diluted loss per share as the effect of their inclusion would be anti-dilutive.

10. RELATED-PARTY TRANSACTIONS

DUE TO/FROM INTERSTATE HOTELS & RESORTS

In the normal course of managing our hotel properties, Interstate Hotels incurs day-to-day operating costs which are reimbursed by us. The balance due to Interstate Hotels of $16.4 million at December 31, 2003 included management fees due for each hotel, and reimbursements due for insurance, employee benefits, sales and marketing expenses, and other miscellaneous operating expenses. These amounts are normally paid within 30 days. The balance also included accrued termination obligations related to our asset dispositions.

Pursuant to an intercompany agreement, we and Interstate Hotels provide each other with, among other things, reciprocal rights to participate in certain transactions entered into by each party. In particular, Interstate Hotels has a right of first refusal, under certain circumstances, to become the manager of any real property we acquire. We also may provide each other with certain services. These may include administrative, renovation supervision, corporate, accounting, finance, risk management, legal, tax, information technology, human resources, acquisition identification and due diligence, and operational services, for which

Interstate Hotels is compensated in an amount that we would be charged by a third party for comparable services. During the years ended December 31, 2003, 2002 and 2001, we paid Interstate Hotels a net amount of $0.07 million, $0.5 million, and $0.1 million, respectively, for such services.

NOTE RECEIVABLE FROM INTERSTATE HOTELS & RESORTS

Under a revolving credit agreement with Interstate Hotels through July 31, 2002, we had the ability to lend Interstate Hotels up to $50 million for general corporate purposes. As of December 31, 2001, Interstate Hotels owed us $36 million under this agreement. Effective January 1, 2002, Interstate Hotels issued us a term note for $13.1 million, which refinanced outstanding accounts payable owed to us.

In connection with the merger that created Interstate Hotels on July 31, 2002, we amended the terms of certain loans outstanding to Interstate Hotels, combining them into a term loan agreement with a principal balance of $56.1 million and a maturity date of July 31, 2007. The interest rate was 650 basis points over the 30-day LIBOR. This term loan was subordinate to Interstate Hotels' new bank credit agreement.

In late December 2002, we reached an agreement to settle the term loan with Interstate Hotels for $42.1 million, plus accrued interest, which was paid in January 2003. We incurred a $14.5 million charge in 2002, including expenses of the transaction, related to this settlement.

During 2002 and 2001, we earned interest of $4.8 million, and $5.0 million, respectively, from these lending arrangements.

OTHER RELATED-PARTY TRANSACTIONS

Of the $300 million aggregate principal amount of 9.0% senior unsecured notes due in 2008 we issued in January 2001, $30 million principal amount was issued at a price of 99.688% to an affiliate of Oak Hill Capital Partners. The terms and conditions of the notes purchased were identical to those purchased by third parties.

Of the $200 million aggregate principal amount of 9.125% senior unsecured notes due in 2011 we issued in January 2001, $20 million principal amount was issued at a price of 99.603% to an affiliate of Oak Hill Capital Partners. The terms and conditions of the notes purchased were identical to those purchased by third parties.

Of the $250 million aggregate principal amount of 10.5% senior unsecured notes due in 2009 we issued in December 2001, $23 million principal amount was issued at a price of 99.368% to an affiliate of Oak Hill Capital Partners. The terms and conditions of the notes purchased are identical to those purchased by third parties.

11. INCENTIVE COMPENSATION

Under our incentive plan, we are authorized to award up to a maximum of 12.5% of our outstanding shares of common stock to our officers or other key employees. These awards may be granted in cash, restricted shares of common stock or options to purchase common stock. As of December 31, 2003, we were authorized to award up to a maximum of 8,348,703 shares of common stock, of which 4,052,975 shares remain available for award.

Under our incentive plan for non-employee directors, we are authorized to award up to 500,000 options to purchase common stock to our non-employee directors. As of December 31, 2003, 210,000 shares remain available for award.

STOCK OPTIONS

Stock options to officers, other key employees or directors are exercisable in three annual installments and expire ten years from the grant date.

Stock option activity for 2003, 2002 and 2001 was as follows:

	Incentive Plan		Directors' Plan	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1, 2001	4,785,334	$22.68	115,000	$21.34
Granted	88,500	13.33	47,500	23.00
Exercised	(41,839)	16.12	—	—
Canceled	(2,194,165)	26.87	—	—
Outstanding at December 31, 2001	2,637,830	19.47	162,500	21.83
Granted	707,500	11.03	92,500	11.09
Exercised	(201,296)	15.45	—	—
Canceled	(164,829)	20.10	—	—
Outstanding at December 31, 2002	2,979,205	17.59	255,000	17.93
Granted	200,000	4.39	35,000	5.90
Canceled	(405,322)	23.26	—	—
Outstanding at December 31, 2003	2,773,883	$15.82	290,000	$16.48
Shares exercisable at December 31:				
2001	2,020,759	$20.09	80,000	$21.69
2002	2,191,049	$19.81	119,167	$21.79
2003	2,074,402	$17.99	177,500	$20.52

The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 2.93 to $ 5.92	207,500	9.20	$ 4.35	—	$ —
$ 6.60 to $ 7.42	357,500	9.00	$ 7.36	110,003	$ 7.42
$ 7.73 to $13.33	346,000	8.45	$11.43	144,839	$11.82
$14.50 to $14.50	7,500	8.04	$14.50	2,500	$14.50
$14.88 to $14.88	375,000	5.95	$14.88	375,000	$14.88
$15.60 to $15.64	337,451	3.23	$15.64	314,120	$15.64
$16.25 to $19.00	242,750	7.58	$17.38	129,420	$17.40
$19.19 to $19.19	700,000	5.10	$19.19	700,000	$19.19
$19.75 to $29.44	391,757	4.80	$24.23	377,595	$24.28
$29.44 to $31.42	98,425	3.87	$31.01	98,425	$31.01
	3,063,883			2,251,902	

OTHER STOCK-BASED COMPENSATION

As of December 31, 2003, we have granted 853,221 shares of restricted stock to our employees or to those of an affiliate. This restricted stock vests ratably over three- or five-year periods.

On March 29, 2000, our operating partnership granted 462,500 Profits-Only OP Units, or POPs, to some of our employees pursuant to our POPs Plan. These POPs were originally eligible for vesting based on our achievement of certain financial performance criteria. During 2001, our operating partnership converted the

387,500 of outstanding POPs to fixed awards and extended the vesting period to 2004. On April 16, 2001, our operating partnership granted 350,000 POPs to some of our employees pursuant to our POPs Plan. These POPs are fixed awards and vest ratably over three years. On April 1, 2002, our operating partnership granted 25,000 POPs to some of our employees pursuant to our POPs Plan. These POPs are fixed awards and vest ratably over five years. On May 1, 2002, our operating partnership granted 162,500 POPs to one of our employees pursuant to our POPs Plan. These POPs are fixed awards and vest ratably over three years. There were 687,500 POPs outstanding and 588,195 POPs vested as of December 31, 2003.

12. SEPARATION AND RESTRUCTURING CHARGES

In 2002, we incurred $3.2 million of costs related to the formal separation of management functions from Interstate Hotels. In 2001, we incurred a restructuring charge of $1.1 million in connection with operational changes at our corporate headquarters. The costs for both years are included in administrative and general expenses on our income statement.

13. COMMITMENTS AND CONTINGENCIES

Litigation. In the course of our normal business activities, various lawsuits, claims and proceedings have been or may be instituted or asserted against us. Based on currently available facts, we believe that the disposition of matters that are pending or asserted will not have a material adverse effect on our financial position, results of operations or liquidity.

Minimum Lease Payments. We lease the land at certain of our hotels under long-term arrangements from third parties. Certain leases contain contingent rent features based on gross revenues at the respective property. Future minimum lease payments required under these operating leases as of December 31, 2003 were as follows:

(In thousands)	
2004	$ 1,785
2005	1,746
2006	1,648
2007	1,672
2008	1,672
Thereafter	52,296
	$60,819

Our obligations under other operating lease commitments, primarily for equipment, are not significant.

We lease certain office, retail and parking space to outside parties under non-cancelable operating leases with initial or remaining terms in excess of one year. Future minimum rental receipts under these leases as of December 31, 2003 were as follows:

(In thousands)	
2004	$ 4,291
2005	2,838
2006	1,943
2007	1,677
2008	991
Thereafter	1,909
	$13,649

As we dispose of the 10 remaining assets in our disposition program, we may incur termination obligations due to Interstate Hotels of up to a maximum of approximately $5.5 million, assuming the disposition of all 10 of the properties in 2004 and assuming buyers of our hotel properties elect to have the properties managed by parties other than Interstate Hotels or do not assume the obligation as part of the sale transaction. In addition, we may be obligated to pay Interstate Hotels termination fees of up to a maximum of approximately $9.8 million with respect to the 24 properties we have already sold. Any obligation due under the termination provisions of the contract is payable over a period of 30 months. This amount may be reduced by replacement management contracts.

14. DISPOSITIONS AND ACQUISITIONS

We sold five hotels in 2002 and fifteen hotels in 2003. As of December 31, 2003, we had 19 hotels planned for disposition. Seven of these hotels met our criteria for held-for-sale classification as of December 31, 2003 (see Note 4). Operating results for the sold hotels, and where applicable the gain or loss on final disposition, and the seven classified as held-for-sale are included in discontinued operations.

Summary financial information included in discontinued operations for these hotels were as follows:

(In thousands)	2003	2002	2001
Revenue	$ 102,630	$140,344	$154,298
Loss on asset impairments	(131,647)	(71,807)	(41,304)
Pretax loss from operations	(133,442)	(73,145)	(26,249)
Loss on disposal	(2,356)	(21,197)	—

The remaining 12 properties included in our disposition program as of December 31, 2003 represented approximately 13% of our total portfolio, and their operating results are included in continuing operations. For the year ended December 31, 2003, these 12 properties accounted for approximately 7% of our consolidated revenue and approximately 4% of our consolidated operating loss. For purposes of this calculation, we excluded depreciation and amortization and loss on asset impairments from operating income.

During 2001, we sold two hotels and received proceeds of $9.7 million. The sales resulted in a loss of $2.2 million. The loss recognized on these sales, as well as the operating results of these hotels, were included in continuing operations, as the provisions of SFAS No. 144 requiring the presentation of such results as discontinued operations applies to only those assets classified as held for sale or disposed of on or after January 1, 2002.

During 2001, we terminated the leases of eight of our hotels from affiliates of Prime Hospitality Corporation for a total cost of $1.3 million. Concurrently, we signed long-term management agreements with Interstate Hotels (formerly MeriStar Hotels) for four of these properties.

On May 9, 2001, we and our operating partnership entered into an Agreement and Plan of Merger with FelCor Lodging Trust Incorporated and its operating partnership. On September 21, 2001, we mutually agreed with FelCor to terminate the merger agreement due to unfavorable market conditions. We incurred $5.8 million of costs related to this potential merger. The costs are reflected in our statement of operations.

15. SEGMENT INFORMATION

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires public entities to report selected information about operating segments. Based on the guidance provided in the standard, we have determined that our business is conducted in one reportable segment, hotel ownership.

The following summarizes certain geographic information required under the standard:

(In thousands)	2003	2002	2001
REVENUE:			
U.S.	$ 923,904	$ 984,337	$1,060,352
Canada	22,560	21,700	23,267
	$ 946,464	$1,006,037	$1,083,619
PROPERTY AND EQUIPMENT, NET:			
U.S.	$2,077,474	$2,509,117	
Canada	9,415[1]	50,820	
	$2,086,889	$2,559,937	

[1] *We sold three of the four Canadian hotels in December 2003.*

16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly information has been restated to reflect the operations of assets sold in 2003 and 2002 or classified as held for sale as of December 31, 2003 as discontinued operations for all periods presented.

	2003				2002			
(In thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$214,123	$ 230,307	$199,902	$199,502	$219,621	$240,415	$201,992	$ 203,665
Loss on asset impairments	14,443	120,160	20,626	8,161	—	—	—	6,925
Total operating expenses	209,889	325,553	217,663	228,518	192,094	202,441	190,672	214,071
Operating income (loss)	4,234	(95,246)	(17,761)	(29,016)	27,527	37,974	11,320	(10,406)
(Loss) income from continuing operations	(26,699)	(119,315)	(47,444)	(60,519)	(10,982)	436	(21,628)	(35,500)
Net (loss) income	(69,746)	(206,361)	(50,693)	(62,064)	(9,943)	2,973	(29,402)	(124,876)
Diluted (loss) earnings per share	$ (1.53)	$ (4.48)	$ (1.06)	$ (0.97)	$ (0.22)	$ 0.06	$ (0.65)	$ (2.76)

17. SUBSEQUENT EVENTS

We have sold nine properties since January 1, 2004 for total proceeds of $62.9 million. Six of those properties were classified as held-for-sale as of December 31, 2003.

In addition, subsequent to December 31, 2003, we repurchased from available cash $61.5 million of senior unsecured notes, including $16.5 million of the 9% notes due in 2008, $30.8 million of the 9.125% notes due in 2011 and $14.2 million of the 10.5% notes due in 2009. We also acquired an additional $13.5 million of senior subordinated notes due 2007 through the issuance of 2,291,150 shares of common stock.

18. CONSOLIDATING FINANCIAL STATEMENTS

We and certain subsidiaries of MeriStar Hospitality Operating Partnership, L.P. (MHOP), our subsidiary operating partnership, are guarantors of senior unsecured notes issued by MHOP. MHOP and certain of its subsidiaries are guarantors of our unsecured subordinated notes. We own a one percent general partner interest in MHOP, and MeriStar LP, Inc., our wholly-owned subsidiary, owns approximately a 93 percent limited partner interest in MHOP. All guarantees are full and unconditional, and joint and several. Exhibit 99.1 to our Annual Report on Form 10-K presents supplementary consolidating financial statements for MHOP, including each of the guarantor subsidiaries. This exhibit presents MHOP's consolidating balance sheets as of December 31, 2003 and 2002, consolidating statements of operations for the years ended December 31, 2003, 2002, and 2001, and consolidating statements of cash flows for the years ended December 31, 2003, 2002, and 2001.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Information both included and incorporated by reference in this annual report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and as such may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on various assumptions and describe our future plans, strategies and expectations, are generally identified by our use of words such as "intend," "plan," "may," "should," "will," "project," "estimate," "anticipate," "believe," "expect," "continue," "potential," "opportunity," and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. All statements regarding our expected financial position, business and financing plans are forward-looking statements.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

- the continuing sluggishness of the national economy;
- economic conditions generally and the real estate market specifically;
- the effect of threats of terrorism and increased security precautions on travel patterns and demand for hotels;
- the threatened or actual outbreak of hostilities and international political instability;
- governmental actions;
- legislative/regulatory changes, including changes to laws governing the taxation of real estate investment trusts;
- level of proceeds from asset sales;
- cash available for capital expenditures;
- availability of capital;
- ability to refinance debt;
- rising interest rates;
- rising insurance premiums;
- competition;
- supply and demand for hotel rooms in our current and proposed market areas, including the existing and continuing weakness in business travel and lower-than-expected daily room rates;
- other factors that may influence the travel industry, including health, safety and economic factors; and
- generally accepted accounting principles, policies and guidelines applicable to real estate investment trusts.

These risks and uncertainties, along with the risk factors discussed under "Risk Factors" in our Annual Report on Form 10-K, should be considered in evaluating any forward-looking statements contained in this report or incorporated by reference herein. All forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section. We undertake no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this report.

BOARD OF DIRECTORS

PAUL W. WHETSELL
Chairman and Chief Executive Officer

BRUCE G. WILES
President and Chief Operating Officer

J. TAYLOR CRANDALL
Managing Partner, Oak Hill Capital Management and Chief Operating Officer, Keystone Inc.

JAMES F. DANNHAUSER
Chief Financial Officer
Six Flags, Inc.

WILLIAM S. JANES
Principal and Managing Director
RMB Realty, Inc.

H. CABOT LODGE III
Executive Vice President of Investments
iStar Financial

D. ELLEN SHUMAN
Vice President and Chief Investment Officer
Carnegie Corporation of New York

JAMES R. WORMS
President
William E. Simon & Sons, LLC

EXECUTIVES

PAUL W. WHETSELL
Chairman and Chief Executive Officer

BRUCE G. WILES
President and Chief Operating Officer

DONALD D. OLINGER
Executive Vice President, Chief Financial Officer and Treasurer

JEROME J. KRAISINGER
Executive Vice President, General Counsel and Corporate Secretary

WILLIAM H. REYNOLDS, JR.
Executive Vice President and Chief Investment Officer

HOYT W. BACON
Senior Vice President, Revenue and Distribution Management

RANDALL W. CARROLL
Senior Vice President, Real Estate and Asset Management

LARRY B. DOYLE
Senior Vice President, Asset Management

TIMOTHY M. HUSSION
Senior Vice President, Asset Management

BRENDAN J. KEATING
Senior Vice President, Corporate Controller and Chief Accounting Officer

MARK D. LINCH
Senior Vice President, Design and Construction

LAWRENCE M. SHUPNICK
Senior Vice President, Development and Acquisitions

JOHN C. BOETTGER
Vice President, Asset Management

BRIDGETTE J. HODGES
Vice President, Financial Control and Compliance

J. BROOKS MARTIN
Vice President, Tax

MICHELE A. REING
Vice President, Finance

BRUCE A. RIGGINS
Vice President, Strategic Planning and Analysis

HAROLD G. SCHEFFLER
Vice President, Interior Design

JOSEPH E. THOMPSON
Vice President, Engineering

CORPORATE HEADQUARTERS

MeriStar Hospitality Corporation
4501 N. Fairfax Drive
Suite 500
Arlington, Virginia 22203
T 703.812.7200
F 703.812.7255

STOCKHOLDER INQUIRIES

For information about MeriStar Hospitality Corporation and its subsidiaries, including copies of its annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, you may call our corporate headquarters at 703.812.7200 or submit a written request to Investor Relations, MeriStar Hospitality Corporation, 4501 N. Fairfax Drive, Suite 500, Arlington, VA 22203.

REGISTRAR AND STOCK TRANSFER AGENT

EquiServe Trust Company, N.A
PO Box 43010
Providence, RI 02940-3010
T 800.730.6001
www.equiserve.com

ANNUAL REPORT

MeriStar Hospitality Corporation will hold its annual meeting of shareholders on May 26, 2004, at the Hilton Arlington & Towers, 950 N. Stafford St., Arlington, VA. A formal notice and proxy will be mailed before the meeting to shareholders entitled to vote.

INDEPENDENT AUDITORS

KPMG LLP
1660 International Drive
McLean, VA 22102

INTERNET ACCESS

A corporate profile, financial highlights, statistical data, recent press releases, investor presentations, SEC filings, property locations and other information about MeriStar Hospitality Corporation and its subsidiaries may be found on the World Wide Web at www.meristar.com.

LEGAL COUNSEL

Paul, Weiss, Rifkind, Wharton & Garrison
1285 Avenue of the Americas
New York, NY 10019

DeCampo, Diamond & Ash
747 Third Avenue
New York, NY 10017

Latham & Watkins LLP
555 Eleventh St., NW
Washington, DC 20004



MHX

MERISTAR
HOSPITALITY CORPORATION

1501 N. FAIRFAX DR., SUITE 500
ARLINGTON, VA 22203
T 703.812.7200
F 703.812.7255

www.meristar.com